Exhibit 99.1

Greenbrook TMS Announces Dates for Its Third Quarter 2022 Financial Results

TORONTO--(BUSINESS WIRE)--October 26, 2022--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), will release its 2022 third quarter operational and financial results after market hours on November 8, 2022.

THIRD QUARTER 2022 CONFERENCE CALL DETAILS:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on November 9, 2022 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: 1 (888) 886-7786
Toronto: (416) 764-8658

Webcast:

For more information or to listen to the call via webcast, please visit:
www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website, www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 191 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 900,000 TMS treatments to over 25,000 patients struggling with depression.

Contacts

For further information:
Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867